SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        ACCEL International Corporation
   -------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
   -------------------------------------------------------------------------
                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
   -------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     January 8, 1997 and February 27, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                              (Page 1 of 6 Pages)


-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

  1    NAME OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arnold L. Chase
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                            (b) /X/
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

       00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e)                                             / /
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
                    7       SOLE VOTING POWER
     NUMBER OF              1,167,824 shares
      SHARES
   BENEFICIALLY             SHARED VOTING POWER
  OWNED BY EACH     8       0 shares
     REPORTING              SOLE DISPOSITIVE POWER
      PERSON        9       0 shares
       WITH         10      SHARED DISPOSITIVE POWER
                            1,167,824 shares
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,167,824 shares
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          /X/
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.5%
  14   TYPE OF REPORTING PERSON*
       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated September 20, 1996, as previously amended by Amendment No. 1 thereto dated December 24, 1996, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   Source and Amount of Funds or Other Consideration.

     The reporting person transferred an aggregate of all of his 1,167,824 shares of Common Stock into the brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.

                        Date                Number of Shares
                   January 8, 1997             1,036,126
                   February 26, 1997              15,648
                   February 27, 1997             116,050

There was no consideration for such transfers.

Item 5.   Interest in Securities of the Issuer.

     (a) (i) As of the date hereof, the reporting person beneficially owns 1,167,824 shares of Common Stock, representing approximately 13.5% of the 8,631,042 shares of Common Stock outstanding as of November 14, 1997.

          (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, owned by Sandra M. Chase, the spouse of the reporting person, (ii) 2,000,000 shares of Common Stock, or 23.2% of the shares of Common Stock outstanding as of November 14, 1997, owned by Rhoda L. Chase, mother of the reporting person and the spouse of David T. Chase, (iii) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase (sister of the reporting person and daughter of David T. Chase and Rhoda L. Chase) and her children are the beneficiaries, or (iv) 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, currently issuable upon the exercise of options held by David T. Chase (the father of Cheryl A. Chase and the reporting person and the husband of Rhoda L. Chase). David T. Chase may also be deemed to be the beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and 1,330,000 of the 2,000,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence; Insurance Holdings Limited Partnership, a limited partnership of which Chase Insurance Corporation (a corporation owned by Rhoda L. Chase and of which the reporting person is an Executive Vice President and director) is the general partner and Rhoda L. Chase, Sandra M. Chase and Cheryl A. Chase are limited partners, may be deemed to be the beneficial owner of 670,000 of the 2,000,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence.

     (b) The reporting person has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. The reporting person shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with his father, David T. Chase.

          David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which he holds his shares of Common Stock. The Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person.

          The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to this Statement on Schedule 13D.

          Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.   Material to Be Filed as Exhibits.

          (1)  Form of Trading Authorization.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 20, 1997



                         /s/ Arnold L. Chase
                         Arnold L. Chase